UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF AUGUST 2024
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

For immediate release

August 12, 2024

METHANEX CORPORATION TO TEMPORARILY IDLE NEW ZEALAND OPERATIONS TO ASSIST IN IMPROVING ENERGY BALANCES

VANCOUVER, British Columbia (August 12, 2024) – Methanex Corporation (TSX:MX) (NASDAQ:MEOH) announced today that it has entered into short-term commercial arrangements to provide its contracted natural gas into the New Zealand electricity market. As a result, it is temporarily idling its manufacturing operations in New Zealand until the end of October 2024. These commercial arrangements are expected to positively impact Methanex’s Q3 and Q4 2024 earnings with after-tax proceeds expected to meaningfully exceed the margin lost on New Zealand methanol production delivered to customers. The commercial arrangements are structured to provide Methanex with a base price for each unit of gas delivered with further incremental value shared between the parties depending on electricity pricing over the period.

Rich Sumner, President and CEO, commented, "New Zealand’s energy balances are currently very strained due to seasonally high demand combined with low hydro levels and relatively lower gas supply in 2024 compared with previous years. We have been working closely with energy providers, other gas users and the government of New Zealand on how we can be part of the solution. We believe these agreements will play an important role to support the energy sector and to facilitate this we’re making the appropriate adjustments to utilize our global supply chain to ensure we continue to provide our customers with methanol supply security. We have natural gas contracted in New Zealand through 2029 and are committed to working with all parties to improve the structural energy balances in the country."

Methanex is a Vancouver-based, publicly traded company and is the world’s largest supplier of methanol to major international markets. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the NASDAQ Global Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com .

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Inquiries:
Sarah Herriott
Director, Investor Relations
Methanex Corporation
604-661-2600 or Toll Free: 1-800-661-8851
www.methanex.com

Forward Looking Statements:

These statements relate to future events or our future performance. All statements other than statements of historical fact are forward-looking statements. Statements that include the words "expects", “believe”, and "will," or other comparable terminology and similar statements of a future or forward-looking nature identify forward-looking statements.

More particularly and without limitation, any statements regarding the following are forward-looking statements:
•expected shutdowns (either temporary or permanent) or restarts of existing methanol supply (including our own facilities), including, without limitation, the timing and length of planned maintenance outages,
•expected methanol and energy prices,
•expected levels, timing and availability of economically priced natural gas supply to each of our plants,
•anticipated operating rates of our plants,
•expected operating costs, including natural gas feedstock costs and logistics costs,
•expected tax rates,
•expected cash flows, cash balances, earnings capability, debt levels and share price, and
•expected actions of governments, governmental agencies, gas suppliers, courts, tribunals or other third parties.

We believe that we have a reasonable basis for making such forward-looking statements. The forward-looking statements in this document are based on our experience, our perception of trends, current conditions and expected future developments as well as other factors. Certain material factors or assumptions were applied in drawing the conclusions or making the forecasts or projections that are included in these forward-looking statements, including, without limitation, future expectations and assumptions concerning the following:
•the supply of, demand for and price of methanol, methanol derivatives, natural gas, coal, oil and oil derivatives,
•our ability to procure natural gas feedstock on commercially acceptable terms,
•operating rates of our facilities,
•receipt or issuance of third-party consents or approvals or governmental approvals related to rights to purchase natural gas,
•operating costs, including natural gas feedstock and logistics costs, capital costs, tax rates, cash flows, foreign exchange rates and interest rates,
•absence of a material negative impact from changes in laws or regulations, and
•enforcement of contractual arrangements and ability to perform contractual obligations by customers, natural gas and other suppliers and other third parties.

However, forward-looking statements, by their nature, involve risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements. The risks and uncertainties primarily include those attendant with producing and marketing methanol and successfully carrying out major capital expenditure projects in various jurisdictions, including, without limitation:
•conditions in the methanol and other industries, including fluctuations in the supply, demand and price for methanol and its derivatives, including demand for methanol for energy uses,
•the price of natural gas, coal, oil and oil derivatives,
•our ability to obtain natural gas feedstock on commercially acceptable terms to underpin current operations and future production growth opportunities,
•actions of competitors, suppliers and financial institutions,
•conditions within the natural gas delivery systems that may prevent delivery of our natural gas supply requirements,
•competing demand for natural gas, especially with respect to any domestic needs for gas and electricity,
•actions of governments and governmental authorities, including, without limitation, implementation of policies or other measures that could impact the supply of or demand for methanol or its derivatives,
•changes in laws or regulations, and
•other risks described in our 2023 Annual Management’s Discussion and Analysis and this Second Quarter 2024 Management’s Discussion and Analysis.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: August 12, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary